HEWLETT POINT SECURITIES, LLC
FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT PUBLIC ACCOUNTING FIRM
ENDING DECEMBER 31, 2022
FINRA ID 304127

December 31, 2022

(C0NFIDENTIAL PURSUANT TO RULE 17 a- 5 (e) (3))

TABLE OF CONTENTS

Facing Page to Form X-17 A- 5   1

Affirmation of Officer   2

Report to Independent Registered Public Accounting   3

Firm Statement of Financial Condition   4

   Statement of Operations   5

   Statement of Changes in Member's Equity   6

   Statement of Cash Flows   7

Notes to Financial Statements   8-11

Supplementary Information
     Computation of Net Capital Under Rules 15c3-1 the Securities and
     Exchange Commission   12

     Computation for Determination of Reserve Requirements and
     Information relating to Possession of Control Requirements Under
     Rule 15c3-3 of the Securities and Exchange Commission (Except)13

Report of Independent Registered Public Accounting Firm Regarding Rule
     15c3-3 Exemption Report

SEC Rule 15c3-3 Exemption Report   14

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SEC FILE NUMBER
8-70348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/21 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hewlett Point Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3932 Baden Drive
(No. and Street)

Holiday	Florida	34691
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Raynor	(914)645-4825	Robert.Raynor@Hewlettpointsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAPHAEL GOLDBERG NIKPOUR COHEN & SULLIVAN, CPA'S PLLC
(Name – if individual, state last, first, and middle name)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Alan D. Roggen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hewlett Point Securities LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Khushbu 02/25/2023

Notary Public

Signature: Alan D. Roggen

Title: CEO Hewlett Point Securities LLC

KHUSHBU MODI
Notary Public - State of Florida
Commission # HH 345620
My Comm. Expires Jan 3, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA
_____

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hewlett Point Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hewlett Point Securities LLC (the "Company") (a limited liability company), as of December 31, 2022 and the related statements of operations, changes in members' equity, and cash flows for the fifteen months then ended, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on page 11, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as Hewlett Point Securities LLC's auditors since 2022.

Woodbury, New York
February 27, 2023

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Hewlett Point Securities LLC
Statement of Financial Condition
For the Period ending December 31, 2022

As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	$7,892
Interactive Brokers	$9,839
TOTAL ASSETS	**$17,731**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	$44
Equity	
Members Equity	$24,679
Net Loss	$(6,992)
Total Equity	$17,687
TOTAL LIABILITIES & EQUITY	**$17,731**

See accompanying notes to financial statements

These financial statements and schedules are deemed CONFIDENTIAL pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Hewlett Point Securities LLC
Statement of Operations
For the Period Ending December 31, 2022

	- December 31, 2022
Ordinary Income/Expense	
Expense	
Regulatory fees	$5,200
Other expenses	$1,792
Net Loss	**$(6,992)**

See accompanying notes to financial statements

These financial statements and schedules are deemed CONFIDENTIAL pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Hewlett Point Securities, LLC
Statement of Changes in Members Equity
For the Period ending December 31, 2022

Member's Equity October 1, 2022	$19,479
Net Income (Loss)	$(6,992)
Paid in Capital	$5,200
Member's Equity December 31, 2022	$17,687

See accompanying notes to financial statements

These financial statements and schedules are deemed CONFIDENTIAL pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Hewlett Point Securities, LLC
Statement of Cash Flows
For the Period ending December 31, 2022

	December 31, 2022
OPERATING ACTIVITIES	
Net Loss	$(6,992)
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable	$44
Net cash used by Operating Activities	$(6,948)
FINANCING ACTIVITIES	
Members contribution	$5,200
Net cash provided by Financing Activities	$5,200
Net cash for period	$(1,748)
Cash at beginning of period	$19,479
Cash at end of period	$17,731

See accompanying notes to financial statements

These financial statements and schedules are deemed CONFIDENTIAL pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Hewlett Point Securities, LLC
Notes to Financial Statements
Period Ending December 31, 2022

(1) Organization

Hewlett Point Securities LLC is a wholly owned company of Raynor and Roggen Holding LLC. The company was founded in November of 2018, in the state of Florida.

Hewlett Point Securities LLC was authorized by FINRA and SIPC on October 28, 2021. Hewlett Point Capital is an Introducing Broker (IB), with the NFA. The anticipated clienteles are - Financial Institutions, Market Professionals, Advisors, Traders, and Family Offices. Utilizing the company's additional resource facilitates building their optimal operational infrastructures at the onset so they can focus on growing the businesses thereafter. Hewlett Point Securities tailors each client's account setup and technology building out to their specific goals and requirements. We provide a primary nexus to the futures industry and a dedicated point of contact within our firm, reducing noise and imprecision throughout the investing process.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

(c) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date ofthe financial statements and the reported amounts of revenues and expenses during the repo1ting period. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to dete1n1ine fair value. These levels are:

Level l - Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 - Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. ln such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2022, the Company's cash equivalent includes only "Cash in Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

(e) Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2022

(f) Concentration, Risk and Credit Risk

During the Year End December 31, 2022 the Company had no revenues therefore there is no

concentration of risk or credit risk.

The Company maintains its cash in bank account at high credit quality financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC). The balances have not exceeded federally insured limits of $ 250,000 during the year ended December 31, 2022.

(g) Revenue Recognition

The Company anticipates earning revenues from brokerage, third party marketing, and consulting in accordance with the provision of the respective agreements. As this entity is a start up, there have been no revenues during the year ended December 31,2022.

3) Related Party Transactions

Until the company becomes self-sufficient it may rely on Raynor and Roggen for needed capital to maintain the net capital requirement.

(4) Commitments and Contingencies

At this time there are no commitments or contingencies.

(5) Net Capital Requirements

As the Company is a member of the Financial Industry Regulatory Authority as a Broker Dealer (BD), the required net capital is $5,000. At December 31, 2022, the Company had net capital of $17687 which was $12687 in excess of its required net capital of $5,000.

(6) New Accounting Pronouncements

In 2017, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

(7) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 28, 2023.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e) (3)

Dec 31, 2022

Member's Equity	$17,687
Less nonallowable assets	
Accounts receivable, prepaid expenses and other assets	0
Net Capital	
Before Haircuts on Money Market Fund	$17,687
Haircuts	0
Net Capital	$17,687
Computed minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$5,000
Excess net capital	$12687
Aggregate Indebtedness	$44
Ratio of aggregate indebtedness to net capital	0.25

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II -A
Focus filing as of December 31, 2022

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

The Company claims exemption from Securities Exchange Commission ("SEC")
Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is
not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of
Customers.

Hewlett Point Securities, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

I Alan D. Roggen, swear (or affirm) that, to the best of my knowledge and belief this Exemption report is true and correct.

By: _Alan D. Roggen_

Title: CEO Hewlett Point Securities LLC

February 28, 2023